Exhibit 5.1

Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

August 20, 2020

Board of Directors
Brixmor Property Group Inc.
450 Lexington Avenue
New York, New York 10017

Ladies and Gentlemen:

We are acting as counsel to Brixmor Operating Partnership LP, a Delaware limited partnership (the “Company”), in connection with its proposed sale of up to $300,000,000 aggregate principal amount of the Company’s 4.050% Senior Notes due 2030 (the “Notes”) pursuant to its registration statement on Form S-3 (File No. 333-235277-01) (the “Registration Statement”), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), and the prospectus dated December 20, 2019 (the “Prospectus”), as supplemented by the supplement to the Prospectus dated August 17, 2020 (the “Prospectus Supplement”). The Notes are to be issued pursuant to an Indenture, dated as of January 21, 2015 between the Company and The Bank of New York Mellon, as Trustee (the “Indenture”), as supplemented by the Ninth Supplemental Indenture, dated as of June 10, 2020, between the Operating Partnership and the Trustee, as amended by Amendment No. 1, to be entered into by the Company and the Trustee (as so amended, the “Ninth Supplemental Indenture”). For the avoidance of doubt, it is understood and agreed that for purposes of this opinion letter, the term “Notes” shall exclude the $500,000,000 aggregate principal amount of the 4.050% Senior Notes due 2030 sold by the Operating Partnership on June 10, 2020. This opinion letter is furnished to you at your request to enable you to fulfill the requirements of Item 601(b)(5) of Regulation S-K, 17 C.F.R. § 229.601(b)(5), in connection with the Registration Statement.
For purposes of this opinion letter, we have examined copies of such agreements, instruments and documents as we have deemed an appropriate basis on which to render the opinions hereinafter expressed. In our examination of the aforesaid documents, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the accuracy and completeness of all documents submitted to us, the authenticity of all original documents, and the conformity to authentic original documents of all documents submitted to us as copies (including pdfs). As to all matters of fact, we have relied on the representations and statements of fact made in the documents so reviewed, and we have not independently established the facts so relied on. This opinion letter is given, and all statements herein are made, in the context of the foregoing.

For purposes of this opinion letter, we have assumed that (i) The Bank of New York Mellon, as trustee (the “Trustee”) under the Indenture, to be supplemented by the Ninth Supplemental Indenture, has and, upon execution of the Ninth Supplemental Indenture, will have all requisite power and authority under all applicable laws, regulations and governing documents to execute, deliver and perform its obligations under the Indenture and the Ninth Supplemental Indenture and has complied with all legal requirements pertaining to its status as such status relates to the Trustee’s right to enforce the Indenture against the Company, (ii) the Trustee has duly authorized, executed and delivered the Indenture and has authorized and will duly execute and deliver the Ninth Supplemental Indenture, (iii) the Trustee is validly existing and in good standing in all necessary jurisdictions, (iv) the Indenture constitutes, and upon its execution, the Ninth Supplemental Indenture will constitute valid and binding obligations, enforceable against the Trustee in accordance with their terms, (v) there has been no, and in the case of the Ninth Supplemental Indenture, there will be no material mutual mistake of fact or misunderstanding or fraud, duress or undue influence in connection with the negotiation, execution and delivery of the Indenture or the Ninth Supplemental Indenture, and the conduct of all parties to the Indenture and, upon execution, the Ninth Supplemental Indenture has complied and will comply with any requirements of good faith, fair dealing and conscionability and (vi) there are, have been and will be no agreements or understandings among the parties, written or oral, and there is, has been and will be no usage of trade or course of prior dealing among the parties that would, in either case, define, supplement or qualify the terms of the Indenture or, upon its execution, the Ninth Supplemental Indenture. We also have assumed the validity and constitutionality of each relevant statute, rule, regulation and agency action covered by this opinion letter.

This opinion letter is based as to matters of law solely on the applicable provisions of the following, as currently in effect: (i) the Delaware Revised Uniform Limited Partnership Act; and (ii) the laws of the State of New York (but not including any laws, statutes, ordinances, administrative decisions, rules or regulations of any political subdivision below the state level). We express no opinion herein as to any other laws, statutes, ordinances, rules or regulations (and in particular, we express no opinion as to any effect that such other laws, statutes, ordinances, rules or regulations may have on the opinion expressed herein). As used herein, the term “Delaware Revised Uniform Limited Partnership Act” includes the statutory provisions contained therein, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Based upon, subject to and limited by the foregoing, we are of the opinion that the Notes have been duly authorized on behalf of the Company and that, following (i) receipt by the Company of the consideration therefor specified in the resolutions of the Board of Directors of the Company adopted on August 12, 2020 and the Underwriting Agreement dated August 17, 2020, by and among the Operating Partnership and BofA Securities, Inc., Jefferies LLC, Scotia Capital (USA) Inc. and U.S. Bancorp Investments, Inc., as representatives of the several underwriters named in Exhibit A thereto, and (ii) the due execution, authentication, issuance and delivery of the Notes pursuant to the terms of the Indenture and, upon its execution, the Ninth Supplemental Indenture, and as contemplated by the Prospectus Supplement, the Notes will constitute valid and binding obligations of the Company.

The opinion expressed above with respect to the valid and binding nature of obligations may be limited by bankruptcy, insolvency, reorganization, receivership, moratorium or other laws affecting creditors’ rights (including, without limitation, the effect of statutory and other law regarding fraudulent conveyances, fraudulent transfers and preferential transfers) and by the exercise of judicial discretion and the application of principles of equity, good faith, fair dealing, reasonableness, conscionability and materiality (regardless of whether the Notes are considered in a proceeding in equity or at law).

This opinion letter has been prepared for use in connection with the filing by the Company of a Current Report on Form 8-K on the date hereof (the “Form 8-K”), which Form 8-K will be incorporated by reference into the Registration Statement, and speaks as of the date hereof. We assume no obligation to advise of any changes in the foregoing subsequent to the delivery of this opinion letter.

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Form 8-K, and to the reference to this firm under the caption “Legal Matters” in the Prospectus Supplement, which constitutes part of the Registration Statement. In giving this consent, we do not thereby admit that we are an “expert” within the meaning of the Act.

Very truly yours,

/s/ Hogan Lovells US LLP
HOGAN LOVELLS US LLP
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